SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                ----------------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                            Global Telesystems, Inc.
                                (NAME OF ISSUER)

                          Common Stock, $.10 par value
                         (TITLE OF CLASS OF SECURITIES)

                                    37936U104
                                 (CUSIP NUMBER)

                                December 31, 2000
             (Date of Event which requires Filing of this Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
        Schedule is filed:

                  [x] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)




------------------
[FN]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  PAGE 1 OF 7 PAGES

                               13G

CUSIP No.  37936U104
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Advisory Partners
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    20,000,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    20,000,000
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          20,000,000
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.83%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
               IA
-----------------------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   PAGE 2 OF 7 PAGES

                               13G

CUSIP No.  37936U104
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Philip J. Hempleman
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    20,000,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    20,000,000
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          20,000,000
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.83%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
               IN
-----------------------------------------------------------------------------
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    PAGE 3 OF 7 PAGES

ITEM 1(a).  NAME OF ISSUER:  Global Telesystems, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               4121 Wilson Boulevard, 8th Floor, Arlington, Virginia 22203

ITEM 2(a).  NAME OF PERSON FILING:
               Ardsley Advisory Partners and Philip J. Hempleman

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
               262 Harbor Drive, Stamford, Connecticut 06902

ITEM 2(c).  CITIZENSHIP:
               Ardsley Advisory Partners is a Connecticut general partnership. Mr. Hempleman is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.10 par value


ITEM 2(e).  CUSIP NUMBER:  37936U104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7

          (h) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                   PAGE 4 OF 7 PAGES

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned: 20,000,000

          (b)  Percent of class:

          9.83% (based on the 203,371,856 shares of Common Stock reported to be outstanding as of October 31, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 2000.)

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote
                    0
               (ii) shared power to vote or to direct the vote
                    20,000,000
               (iii) sole power to dispose or to direct the disposition of
                     0
               (iv) shared power to dispose or to direct the disposition
                    of 20,000,000

          By virtue of Mr. Hempleman's position as managing partner of Ardsley Advisory Partners, a Connecticut general partnership ("Ardsley"), Mr. Hempleman may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 20,000,000 shares of Common Stock, $.10 par value (the "Common Stock") of Global Telesystems, Inc. (the "Company") held by the discretionary accounts managed by Ardsley and Mr. Hempleman (including accounts of certain clients, including investment partnerships for which (i) Ardsley serves as the management company and (ii) a general partnership comprised of the partners that comprise Ardsley serves as general partner, the "Discretionary Accounts"), constituting 9.83% of the 203,371,856 shares of Common Stock outstanding as of October 31, 2000, as reflected in the quarterly report of the Company on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 2000, and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          This Schedule 13G is filed by Ardsley, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 20,000,000 shares of Common Stock held at December 31, 2000 by the Discretionary Accounts managed by Ardsley and Mr. Hempleman.


                                   PAGE 5 OF 7 PAGES

          By reason of the provisions of Rule 13d-3 under the Act, Ardsley and Mr. Hempleman may be deemed to own beneficially the shares of Common Stock owned by the Discretionary Accounts. Each client for whose account Ardsley had purchased Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

          To the knowledge of Ardsley, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such Common Stock which represents more than five percent of the number of outstanding shares of Common Stock.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

                                   PAGE 6 OF 7 PAGES

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below Ardsley Advisory Partners and Philip J. Hempleman certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                February 13, 2001




                              /s/ Philip J. Hempleman
                              -----------------------
                              Philip J. Hempleman, as
                               Managing Partner of
                              Ardsley Advisory Partners



                              /s/ Philip J. Hempleman
                              -----------------------
                               Philip J. Hempleman


                                   PAGE 7 OF 7 PAGES